AA 1/19/06

5.5



SECURITIES AND EXCHANGE COMMISSION

05076609

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50538

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder



SEC MAIL PROCESSING SECTION
RECEIVED
DEC 19 2005

REPORT FOR THE PERIOD BEGINNING 11/01/04 (MM/DD/YY) AND ENDING 10/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BMO Nesbitt Burns Securities Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 First Canadian Place, 54th Floor, P.O. Box 150
(No. and Street)

Toronto	Ontario, Canada	M5X 1H3
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Allair (416)359-7323
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG L.L.P.
(Name — *if individual, state last, first, middle name*)

Suite 3300, Commerce Court West. P.O. Box 31, Station Commerce Court West,
(Address) (City) (State) Zip Code)

Toronto, Ontario, Canada M5L 1B2

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 23 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VH 1/20/06

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Allair, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BMO Nesbitt Burns Securities Ltd., as of October 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

none



Signature

Chief Financial Officer

Title



Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
PROCESSING
DEC 19 2005
WASH., D.C.
185

BMO NESBITT BURNS SECURITIES LTD.

(A WHOLLY OWNED SUBSIDIARY OF
BMO NESBITT BURNS INC.)

Financial Statements and Schedules
(Expressed in U.S. dollars)

As of and for the year ended October 31, 2005

(With Independent Auditors' Report thereon)

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Act of 1934



KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

INDEPENDENT AUDITORS' REPORT TO THE STOCKHOLDER

We have audited the accompanying statement of financial condition of BMO Nesbitt Burns Securities Ltd. (a wholly owned subsidiary of BMO Nesbitt Burns Inc.) as of October 31, 2005, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of October 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Chartered Accountants

Toronto, Canada

December 2, 2005

BMO NESBITT BURNS SECURITIES LTD.

(A WHOLLY OWNED SUBSIDIARY OF BMO NESBITT BURNS INC.)

Statement of Financial Condition
(Expressed in U.S. dollars)

October 31, 2005

Assets

Cash (notes 3 and 6)	$ 2,586,567
Deposit with National Association of Securities Dealers	5,213
Due from clearing broker	166,415
Due from parent (note 6)	2,946,113
Deposit with clearing broker	103,074
Deferred income taxes (note 8)	8,926
	$ 5,816,308

Liabilities and Stockholder's Equity

Liabilities:	
Due to customers	$ 2,045
Accrued liabilities	19,440
Income taxes payable	474,987
	496,472
Stockholder's equity:	
Capital stock (notes 5 and 7)	1,000,000
Additional paid-in capital	1,000,000
Retained earnings	3,319,836
	5,319,836
	$ 5,816,308

See accompanying notes to financial statements.

On behalf of the Board:


Director


Director

BMO NESBITT BURNS SECURITIES LTD.
(A WHOLLY OWNED SUBSIDIARY OF BMO NESBITT BURNS INC.)

Statement of Income
(Expressed in U.S. dollars)

Year ended October 31, 2005

Revenue:	
Commissions	$ 3,209,064
Interest	91,883
	3,300,947
Expenses:	
Employee compensation and benefits (note 6)	1,168,557
Trading related	113,079
Licences and fees	61,324
Capital tax	34,694
Communications	33,187
Audit fees	14,120
Computer services	8,633
Other	4,498
	1,438,092
Income before income taxes	1,862,855
Income taxes (note 8)	543,819
Net income	$ 1,319,036

Statement of Changes in Stockholder's Equity
(Expressed in U.S. dollars)

Year ended October 31, 2005

	Capital stock (note 5)	Additional paid-in capital	Retained earnings	Total
Stockholder's equity, beginning of year	$ 1,000,000	$ 1,000,000	$ 2,000,800	$ 4,000,800
Net income	–	–	1,319,036	1,319,036
Stockholder's equity, end of year	$ 1,000,000	$ 1,000,000	$ 3,319,836	$ 5,319,836

See accompanying notes to financial statements.

BMO NESBITT BURNS SECURITIES LTD.

(A WHOLLY OWNED SUBSIDIARY OF BMO NESBITT BURNS INC.)

Statement of Cash Flows
(Expressed in U.S. dollars)

Year ended October 31, 2005

Cash flows from (used in) operating activities:	
Net income	$ 1,319,036
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred income taxes	1,693
Change in non-cash operating items:	
Deposit with NASD	(5)
Due from clearing broker	(96,479)
Due from parent	1,228,974
Deposit with clearing broker	(2,401)
Due to customers	(2,859,939)
Accrued liabilities	(3,480)
Income taxes payable	462,434
Increase in cash	49,833
Cash, beginning of year	2,536,734
Cash, end of year	$ 2,586,567
Supplemental cash flow information:	
Income taxes paid	$ 117,190

See accompanying notes to financial statements.

1. Organization and nature of business:

BMO Nesbitt Burns Securities Ltd. (the "Company") was incorporated under the Canada *Business Corporations Act* on September 23, 1997. In the United States of America, the Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company's primary source of revenue is commission fees for services provided to U.S. resident clients. The Company clears all transactions executed on U.S. exchanges on a fully disclosed basis through Bear Stearns Securities Corp. ("Clearing Broker"). The Company is a wholly owned subsidiary of BMO Nesbitt Burns Inc., a Canadian-owned investment dealer. BMO Nesbitt Burns Inc. is wholly owned by BMO Nesbitt Burns Corporation Limited, which is ultimately controlled by Bank of Montreal (the "Bank"). BMO Nesbitt Burns Inc. is a member of the Investment Dealers Association of Canada and a participant on all major Canadian stock exchanges. The Company is located in Toronto, Canada.

2. Significant accounting policies:

(a) Basis of presentation:

These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America.

(b) Securities transactions:

Balances with clients, dealers and financial institutions and margins for these balances are recorded on a settlement date basis. Related commission revenue and expenses are recorded on a trade date basis as security transactions occur.

(c) Client balances:

Client transactions are entered into on either a cash or a margin basis. Interest is charged on margin loans and paid on free credits at a floating rate based on the settlement date balances.

2. Significant accounting policies (continued):

(d) Income taxes:

Deferred income taxes are provided in recognition of temporary differences between the carrying amount of assets and liabilities and their respective tax bases, operating losses and tax credit carryforwards made for financial reporting and income tax purposes. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax expense or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

(e) Foreign currency transactions:

Monetary assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency translation are included in net income.

Non-monetary assets and liabilities related to foreign currency balances are translated into U.S. dollars at the exchange rates prevailing at the transaction dates.

(f) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses for the year. Actual results could differ from those estimates.

(Expressed in U.S. dollars)

2. Significant accounting policies (continued):

(g) Fair values of financial assets and liabilities:

The fair values of financial assets and liabilities approximate their carrying amounts due to the imminent or short-term maturity of these financial assets and liabilities.

(h) Capital assets:

Capital assets are carried at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the following number of years:

Furniture and equipment	5 years
Computer systems	3 years
Leasehold improvements	Lease term

3. Deposit segregated pursuant to federal and other regulations:

A cash amount of $757,885 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission and is included in cash.

4. Capital assets:

	Cost	Accumulated amortization	Net book value
Furniture and equipment	$ 56,861	$ 56,861	$ –
Computer systems	1,779	1,779	–
Leasehold improvements	84,799	84,799	–
	$ 143,439	$ 143,439	$ –

5. Capital stock:

Authorized:	
Unlimited Class A preferred shares, issuable in series	
Unlimited common shares	
Issued and outstanding:	
100 common shares	$ 1,000,000

6. Related party transactions:

Under operating agreements dated October 31, 1997, the Company has entered into arrangements with BMO Nesbitt Burns Inc. ("Parent"), whereby the Parent will perform certain securities trading activities and record-keeping services as agent for the Company, as well as providing management and administrative services to the Company. The Company conducts its banking activities and related services through its Parent and also directly with its ultimate parent, the Bank, which holds all cash balances deposit. All of the foregoing services are provided at normal commercial rates.

The balance due from Parent of $2,946,113 is non-interest bearing and due on demand.

The following summarizes transactions with related parties during the year, excluding transactions described elsewhere:

Due from Parent:	
Trading related receivable	$ 2,045
Non-trading related receivable	2,944,068
	$ 2,946,113
Expenses paid to Parent:	
Reimbursement of employee compensation and benefits	$ 1,168,557

(Expressed in U.S. dollars)

7. Net capital requirements:

In the United States of America, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirements under the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items as shown in the Formula for Reserve Requirement pursuant to Rule 15c3-3. As at October 31, 2005, the Company had net capital of $1,705,789, which is $1,455,789 in excess of the required minimum net capital of $250,000.

The National Association of Securities Dealers, the Company's designated self-regulatory organization, has certain additional capital requirements which provide that equity capital may not be withdrawn nor may cash dividends be paid if the resulting net capital would be less than the greater of 5% of the calculated aggregate debits or 120% of required minimum net capital (Schedule 1).

8. Income taxes:

For Canadian tax purposes, the Company files its own stand-alone federal and provincial tax returns.

The current and deferred portions of the income tax expense included in the statement of income, as determined in accordance with FASB Statement No. 109, Accounting for Income Taxes, are as follows:

	Current	Deferred	Total
Federal	$ 334,034	$ 1,043	$ 335,077
Provincial	208,092	650	208,742
	$ 542,126	$ 1,693	$ 543,819

Deferred income taxes are generated from temporary differences relating to amortization of capital assets.

BMO NESBITT BURNS SECURITIES LTD.

(A WHOLLY OWNED SUBSIDIARY OF BMO NESBITT BURNS INC.)

Notes to Financial Statements (continued)
(Expressed in U.S. dollars)

Year ended October 31, 2005

8. Income taxes (continued):

A reconciliation of the differences between the expected income tax expense or income computed at the Canadian statutory income tax rate and the Company's income tax expense is shown in the following table:

Expected income tax expense at Canadian federal and provincial tax rates	$ 665,911
Permanent differences	(122,092)
Income tax expense	$ 543,819

BMO NESBITT BURNS SECURITIES LTD.

(A WHOLLY OWNED SUBSIDIARY OF BMO NESBITT BURNS INC.)

Schedule 1 - Computation of Net Capital Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934
(Expressed in U.S. dollars)

October 31, 2005

Total stockholder's equity	$ 5,319,836
Total capital	5,319,836
Deductions and/or charges:	
Total non-allowable assets	2,958,207
Other deductions and/or charges	655,840
	3,614,047
Net capital before haircuts on securities positions	1,705,789
Haircuts on securities positions	–
Net capital	1,705,789
Alternative net capital requirements - 2% of combined aggregate debit items as shown in formula for determination of reserve requirements under Rule 15c3-3 (or $250,000 if greater)	250,000
Excess net capital	$ 1,455,789
Percentage of net capital to combined aggregate debit items	–
Percentage of net capital after anticipated capital withdrawals, to aggregate debit items	–
Net capital in excess of 5% of combined aggregate debit items or $120,000	$ 1,585,789

See accompanying independent auditors' report.

This schedule does not differ materially from the computation of net capital under Rule 15c3-1 as of October 31, 2005 filed by BMO Nesbitt Burns Securities Ltd. in its Form X-17A-5 with the National Association of Securities Dealers.

BMO NESBITT BURNS SECURITIES LTD.

(A WHOLLY OWNED SUBSIDIARY OF BMO NESBITT BURNS INC.)

Schedule 2 - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
(Expressed in U.S. dollars)

October 31, 2005

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	2,045
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)		–
Other		–
	$	2,045
Debit balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$	–
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		–
Failed to deliver of customers' securities not older than 30 calendar days		–
Aggregate debit items		–
Less 3% of debit items		–
	$	–
Reserve computation:		
Excess of total credits over total debits	$	2,045
Amounts of cash held on deposit in Reserve Bank Account	$	757,885

See accompanying independent auditors' report.

This schedule does not differ materially from the computation for determination of reserve requirements under Rule 15c3-3 as of October 31, 2005 filed by BMO Nesbitt Burns Securities Ltd. in its Form X-17A-5 with the National Association of Securities Dealers.

BMO NESBITT BURNS SECURITIES LTD.

(A WHOLLY OWNED SUBSIDIARY OF BMO NESBITT BURNS INC.)

Schedule 3 - Information for Possession or Control
Requirements Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
(Expressed in U.S. dollars)

October 31, 2005

1. Customers' fully-paid securities and excess margin securities not in the respondent's possession or control as of October 31, 2005 (for which instructions to reduce to possession or control had been issued as of October 31, 2005) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	$ –
A. Number of items	–
2. Customers' fully-paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of October 31, 2005, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$ –
A. Number of items	–
3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully-paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3	Yes

See accompanying independent auditors' report.



KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

To the Board of Directors of BMO Nesbitt Burns Securities Ltd.

In planning and performing our audit of the financial statements of BMO Nesbitt Burns Securities Ltd. (the "Company") for the year ended October 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in an internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the National Association of Security Dealers, Inc., the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chartered Accountants

Toronto, Canada

December 2, 2005